MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending July 31, 2018 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2017 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange (“CSE”) under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology. MAST and Micromem are referred to interchangeably throughout this report as the Company.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

****************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

I.	OVERVIEW

II.	COMPANY PROFILE AT JULY 31, 2018

	1.	Resignation of Steven Van Fleet
	2.	Current status report - various
	3.	Financing
	4.	Share Capital
	5.	Management and Board of Directors
	6.	Related Party Transactions

III.	DISCUSSION OF OPERATING RESULTS – THREE MONTHS ENDED JULY 31, 2018

	1.	Financial Position
	2.	Results of Operations
	3.	Unaudited Quarterly Financial Information

IV.	COMPLIANCE AND REPORTING MATTERS

	1.	Continuity of Critical Accounting Policies and Reporting Procedures
	2.	Risks and Uncertainties
	3.	Commitments and Contingencies
	4.	Disclosure Controls/Internal Controls
	5.	Off Balance Sheet Arrangements
	6.	Going Concern
	7.	Liquidity and Capital Resources

V.	SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

I. OVERVIEW

Micromem is a company that develops customized, patentable sensor-based solutions for large multinational corporations. These solutions are put forward to these corporations in response to difficult problems facing their business and related industry, where there currently are not product solutions available on the market. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. At July 31, 2018 the Company has established working relationships (in some instances it has executed joint product development agreements) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

The Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific related industrial applications.

Our key market segments and the Company’s performance during 2018 are further discussed in Section II below.

Additional background information of the Company is available on its website, micromem.com and on the website of its subsidiary, mastinc.com.

The Company reports its financial results in accordance with International Financial Reporting Standards (IFRS). Under IFRS reporting the Company is required to remeasure derivative liabilities that arise on its bridge loans at each point in time that a loan is extended on new terms and also at each quarter end. The maturity dates of the bridge loans that are in place at July 31, 2018 are typically from 3 to 12 months.

The accounting for bridge loans under IFRS gives rise in Q3 to a significant non-cash charge on the revaluation of derivatives and other non-cash charges. Whereas the net loss reported for the nine months ended July 31, 2018 is $2,061,375 (9 months ended July 31, 2017: $2,707,701), the cash loss on operations before interest expense and the non-cash expenses relating to the convertible debentures, amortization charges and to stock based compensation which is calculated using the Black Scholes methodology) is $1,100,625 for this 9 month period (2017:$1,942,193).

As detailed in Section IV of this report, these consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

II. COMPANY PROFILE AT JULY 31, 2018

An update to July 31, 2018, incorporating the subsequent events disclosed Section V of this report, is as follows:

Resignation of Steven Van Fleet as an officer and director:

Mr. Van Fleet submitted his resignation on August 17, 2018 with an effective date of August 31, 2018. On August 26, the Board of Directors accepted his resignation.

On August 28th, we announced that we engaged several individuals to assist the Company on a go forward basis, including:

a.	Ms. June Ressler, CEO of Cenergy International, based in Houston.
b.	Mr. Carmine Pizzurro, President of InspecTech Analgas Group Inc. based in Toronto; and,
c.	Mr. Robert Zittrer, a mergers & acquisition specialist, also based in Toronto.

We believe that these individuals will provide the Company with ongoing access to senior executives in the oil & gas sector in the United States and elsewhere; with additional value added expertise in engineering, product design and development, project management and manufacturing expertise; with access to additional expertise and resources in project financing and in developing strategies for our corporate growth.

Engagement of our existing key engineering contractors:

Since late August 2018 we have engaged directly with the principals of our two longstanding engineering design firms who have been involved with Micromem/MAST since the inception of our Join Product Development initiatives with key customers, notably Chevron and Repsol SA; these firms also worked for the Company on the Castrol JDA which has been reported upon previously.

Status of Chevron JDA:

In tandem with our engineering firm we have engaged in direct dialogue with Chevron on the go forward status of our project. We have previously reported on the development activity relating to our field testing of our Atra-171 technology. We are meeting with Chevron by mid October with respect to the anticipated commercial roll out of this technology. We are now assessing potential options for initial manufacturing of anticipated commercial units.

Status of Repsol JDA:

We initiated a pilot program with Repsol in mid-2017 whereby we were engaged to supply a limited number of field units incorporating our RT Lube Analyzer technology. The initial plan was that once these initial field units were shipped and approved by Repsol, we would then commit to the delivery of a miniaturized version of the technology on a larger scale order.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

We have been engaged directly with Repsol since late August and are having on going discussions with them relating to the continuation of the initial field units and the extension into miniaturization of this technology between current date and 2019-2020. The goal is to develop a balanced risk and cost sharing model with Repsol to our mutual benefit. We are optimistic about our go forward business opportunity with Repsol, working in tandem with the engineering firm who has been our subcontractors on this project and the Castrol project since 2014.

Status of business proposals issued since March, 2018

We reported previously of MAST’s participation in the Society of Petroleum Engineers workshop held in Abu Dhabi in March 2018, at which MAST launched the ATRA-171 oil well in situ Tracer Detection Platform. Subsequent to the conference, Steven Van Fleet prepared in excess of 60 proposals to companies who expressed preliminary interest in our technology. These discussions continued between Mr. Van Fleet and these companies thereafter through mid-August 2018. We have since been conducting follow up inquiries on certain of these proposals directly with the intended customers. In essence, these proposals require the customer, in each case, to make a financial commitment towards the development of this technology, customized to their specific needs and applications. We believe that there is commercial merit and opportunity with certain of these potential customers. We will continue to engage these potential customers with a view towards pursuing commercial opportunities with them in 2019.

Status of Intellectual Property

We are assessing all aspects of our intellectual property portfolio drawing on the input from the several law firms who have acted on our behalf over the past several years and, in particular, during 2018. The goal of this exercise is to ensure that we are protecting the IP that we consider to have future value to the Company and to ensure that all contractual rights of ownership are maintained. Additionally, we intend to continue to work closely with our customers and our engineering subcontractors to develop additional IP related filings as appropriate.

Status of Financing

As reported separately in this document, the Company has continued to raise financing from accredited investors through private placements and through convertible debenture instruments. Give the Company’s financial constraints, the terms of the debentures are typically of a short term nature with a high effective interest rate (given the conversion features). We have had some success in working with our debenture holders in having these short term instruments renewed at their respective maturity dates. In other cases, we have repaid the debentures at their maturity date at the request of the debenture holders.

Finally, certain other debenture holders have elected to convert their debentures plus accrued interest into common shares. We believe that the conversion of certain debentures into blocks of free trading shares has, over the past 6 months, resulted in downward pressure on the Company’s share price with larger than usual blocks of shares traded.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Currently management has supported the Company by taking no cash remuneration for most of the past fiscal year. Additionally our CEO, Joseph Fuda, has invested approximately $290,000 CDN of personal funds in the Company since July 2017 of which $100,000 CDN has been converted at $0.26 CDN/$0.21 USD into the Company’s common shares.

Status of Accounts Payable

The Company reports $1,069,084 of accounts payable and accrued liabilities as of July 31, 2018. This amount includes:

a.

Approximately $307,000 of invoices submitted by subcontractors between 2014-2015 which we have questioned and have previously requested an accounting from these subcontractors with whom we are no longer engaged.

b.	Approximately $190,000 of balances due to our professional advisors with whom we continue to work.
c.	Approximately $50,000 of fees billed before Q2 2018 which remains payable to our CFO, Dan Amadori. Our CEO, Joseph Fuda, has received nil remuneration in fiscal 2018.

We are largely up to date with our key engineering subcontractors who continue to work with the Company.

Status of Regulatory Filings

All of the Company’s regulatory filings are up to date with the on time filing of this quarterly report.

Our market capitalization at the measurement date (in our case, April 30, 2018) was below the threshold above which the Company would be required to complete a year-end audit on internal controls under Sarbanes Oxley regulation.

Since October 31, 2017, we have not been advised by any regulatory body in Canada or in the United States of any inquires on any of our issued reports, nor have we been asked to refile any previously submitted reports.

*************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Financing

In summary, the Company secured the following financing during these reporting periods:

		(12 months	)	(9 months	)
		October 31,		July 31,
		2017		2018

i )	Private placements of shares for cash consideration	$719,403		$541,372

ii)	Common stock options exercised for cash consideration Settlement of legal claim and trade accounts payable for	-

ii)	share consideration	107,708		10,649

iii)	Bridge loan financing secured	1,788,974		1,370,036

iv)	Bridge loan settlements for share consideration	2,536,963		614,794

v)	Collection of receivables reported re project financing provided by development partners	296,000		509,642

		$5,449,048		$3,046,493

Commentary:

a.	In the 3 month period ended July 31, 2018 the Company completed private placements with arms’ length investors and realized proceeds of $270,011 ($335,011 CDN).
b.	It issued 4,964,881 common shares with respect to the conversion of bridge loans totaling $239,402.
c.	It secured 4 new debenture financings for total gross proceeds of $353,600.
d.	It renewed/extended 7 debentures totaling $1,678, 998 for 4 to 6 month terms.

Share Capital

At July 31, 2018 the Company reports 244,445,175 common shares outstanding (October 31, 2017: 228,562,711). Additionally, the Company has 6,935,000 stock options outstanding with a weighted average exercise price of $.0.29 per share (2017: 6,595,000 options outstanding with a weighted average exercise price of $0.36 per share).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Management and Board of Directors

At our Annual Meeting of Shareholders held on Friday, July 26, 2018, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were re-elected to serve on our Board of Directors. Joseph Fuda, Dan Amadori and Steven Van Fleet continued to serve as officers of the Company .Larry Blue resigned as a director in September 2017 after 12 years of service as a Board member. David Sharpless resigned as a director on March 23rd, 2018, after 18 years of service as a director. Steven Van Fleet resigned as a director on August 17, 2018 effective August 31, 2018.

The remuneration of our management team and directors, for the nine months ending July 31, 2018 is presented as below. A portion of the cash remuneration reported below remains unpaid at July 31, 2018.

Individual	Position	2018 remuneration
		Cash	Options	Total

Joseph Fuda	President, Director	-	15,979	15,979
Steven Van Fleet	President, MAST Inc., Director	159,700	-	159,700
David Sharpless	Director	-	-	-
Oliver Nepomuceno	Director	-	6,391	6,391
Larry Blue	Director	-	-	-
Alex Dey	Director	-	6,391	6,391
Brian Von Herzen	Director	-	-	-
Dan Amadori	CFO	49,238	15,979	65,216

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Related Parties Transactions:

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation to such parties is summarized as:

	Q3	Q3
	2018	2017
Cash compensation	$208,938	$567,354
Stock based compensation	44,740	315,968

	$253,678	$883,322

In the period ended July 31,2018, these parties were awarded a total of 700,000 options at an exercise price of $0.10 per option (2017: 1,950,000 options at an exercise price of $0.25 per option).

(b)	Bridge loan:

The CEO provided a bridge loan of $150,000 CDN in December 2017.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

III.      DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JULY 31, 2018

1.	Financial Position:

	July 31, 2018	October 31, 2017
	('$000)	('$000)

Cash	80	9
Deposits and other receivables	91	466
	171	475

Property and equipment, net	7	10
Patents, net	427	431
	605	917

Bridge loans	2,741	2,489
Accounts payable and accrued liabilities	1,069	1,362
Derivative liability	883	490
	4,693	4,341
Shareholders' Equity
Share capital:	81,365	80,198
Equity component of bridge loans	152	62
Contributed surplus	27,501	27,361
Deficit	(113,106)	(111,045)
	(4,088)	(3,424)
	605	917

Commentary:

a)

The Company continued its bridge loan financing program in the period ending July 31, 2018 as discussed in Section II of this MD&A document and in its consolidated financial statements as at July 31, 2018.

The accounting measurement for $CDN denominated convertible debt under IFRS reporting gives rise to a non-cash derivative liability which forms part of the convertible debt. The derivative liability as reported at July 31, 2018 reflects the revaluation of the derivatives using either the Black Scholes or the binomial distribution methodology at quarter end. It should be noted that:

i.	This is a non-cash balance that is not repayable.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

ii.

The derivative liability is revalued at each quarter end and, as the maturity date of the bridge loans approaches, the derivative liability will ultimately be reversed. Prior to any extension at the maturity date, the derivative liability in the case of each bridge loan will be eliminated at the maturity date.

b)

The Company capitalized $113,970 of costs associated with patents in the nine months ended July 31, 2018 (2017 - $105,544). It has expanded its filings in 2017-2018 with provisional and patent pending applications and filings in North American and international jurisdictions. These applications and filings relate to the ongoing product development work that the Company has undertaken. The Company is currently evaluating all aspects of its intellectual property strategies and filings.

2.	Results of Operations:

The following table summarizes the Company’s operating results for the three months ended July 31, 2018 and 2017:

	Quarter ending July 31,
	2018 ($000)	2017 ($000)
Administration	63	92
Interest expense	123	173
Accretion expense	533	167
Professional fees and salaries	181	324
Stock-based compensation	141	-
Development costs, net	(126)	49
Travel and entertainment	21	28
Foreign exchange (gain) loss	45	17
Financing costs	34	-
Amortization of property and equipment	1	1
Amortization of patents	41	34
Net (gain) Loss on extinguishment of debt	44	-
(Gain) Loss on revaluation of derivatives	(1,123)	(485)
Net (income) expenses	(22)	(400)
Net comprehensive income (loss)	(22)	(400)
Income (loss per share)	-	-

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Commentary:

The Company has reduced its expenses in these cost categories by implementing a series of cost reductions in 2018.

a)	Administrative related expenses compare as follows ($000):

	2018	2017

General and administrative	9	37
Rent and occupancy cost	17	18
Office insurance	23	26
Telephone	2	3
Investor relations, listing and filing	12	8
	63	92

b)	Professional and other fees and salaries compare as follows ($000):

	2018	2017

Professional fees	36	60
Consulting fees	70	189
Salaries and benefits	74	75
	181	324

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

c)	Travel expenses compare as follows ($000):

	2018	2017

Airfare	6	14
Hotel	6	3
Other	10	11
	21	29

d)	(Gain) loss on revaluation of derivative liabilities:

The Company reports the impact of the quarterly revaluation of its derivative liabilities relating to its outstanding convertible debentures as follows:

	2018	2017
Q1 loss on revaluation	1,419,676	1,046,968
Q2 (gain) on revaluation	(1,376,406)	(1,289,544)
Q3 (gain) on revaluation	(1,122,960)	(485,171)
Net (gain) loss	(1,079,690)	(727,747)

The measurement of the revaluation on a quarterly basis will vary due to the underlying factors which form part of the measurement - remaining term of the debenture, conversion price, stock price at measurement date and interest rates on the debentures. These measurements are calculated using the Black Scholes or binomial pricing models. The resulting gain or loss is a non cash item.

e)	Other expenses reported:

The Company reports a net loss (gain) on the extinguishment of certain bridge loans of $43,832 for the three months ended July 31, 2018 (2017: nil) and ($4,691) for the nine months ended July 31, 2018 (2017: nil). This net balance includes measurement of the impact of foreign exchange fluctuations. These are non -cash charges.

The Company has incurred financing costs with respect to certain convertible debentures issued to institutional investors; these costs totaled $33,977 for the three months ended July 31, 2018 (2017: nil) and $181,435 for the nine months ended July 31,2018 (2017: nil).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

e)	Recap of consolidated statement of loss

		2018	2017

Loss as reported, nine months ended July 31,		$(2,061,375)	$(2,707,701)

Adjust for non-cash charges:

a.	Stock compensation using Black Scholes methodology	140,612	442,206
b.	Accretion expense on debentures	1,428,108	464,717
c.	Amortization expense	120,798	97,665
d.	(Gain)/loss on revaluation of derivatives	(1,079,690)	(727,747)
e.	Net loss on extinguishment of debt	4,691	-

Cash loss on operations		(1,446,856)	(2,430,860)

f.	Interest expense	346,232	488,667
g.	Net development project costs	(56,884)	270,013
h.	Financing costs on debentures	181,435	-

Cash loss before interest expense and development cost		$(976,073)	$(1,672,180)

The cash loss on operations as calculated includes $346,232 of interest expense on the bridge loans. (2017: $488,667). The average monthly cash cost of operations before interest expense in the nine months ending July 31, 2018 approximates $108,000 per month (2017: $140,000).

Unaudited Quarterly Financial Information - Summary
Three months ended (unaudited)	Revenues $	Net expenses $	Loss in period $	Loss per share $
October 31, 2016	-	832,477	(832,477)	-
January 31, 2017	-	2,431,952	(2,431,952)	(0.01)
April 30, 2017	-	(124,532)	124,532	-
July 31, 2017	-	400,281	(400,281)	-
October 31, 2017		1,638,499	(1,638,499)	(0.01)
January 31, 2018	-	2,291,691	(2,291,691)	-
April 30, 2018	-	207,605	(207,605)	-
July 31, 2018	-	22,711	(22,711)	-

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

3.	Unaudited Quarterly Financial Information – Summary

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Long term liability	Shareholders equity (deficit)
	$	$	$	$	$	$
October 31, 2016	(4,232,732)	10,988	403,600	736,043	-	(3,902,142)
January 31, 2017	(6,398,529)	13,732	389,412	524,937	-	(5,995,385)
April 30, 2017	(5,880,128)	12,672	410,178	501,472	-	(5,457,278)
July 31, 2017	(5,743,486)	10,769	414,525	515,663	-	(5,357,580)
October 31, 2017	(3,375,656)	9,822	431,462	916,643		(3,424,106)
January 31, 2018	(5,842,915)	8,968	451,454	566,763		(5,382,493)
April 30, 2018	(3,551,233)	8,117	438,725	597,983		(4,805,909)
July 31, 2018	3,639,419	7,275	427,179	605,309		(4,088,047)

In this presentation of working capital deficiency, the derivative liability is excluded.

IV. COMPLIANCE AND REPORTING MATTERS

1.	Continuity of Critical Accounting Policies and Reporting Procedures:

a)

Accounting Policies: These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2017 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the Period ending July 31, 2018.

b)

Fair Values: There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the period ending July 31, 2018 from that which was reported at October 31, 2017.

c)

Capital Management: There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending July 31, 2018 from those disclosed at October 31, 2017.

d)

Financial Risks: The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of July 31, 2018, the financial risks have not significantly changed since October 31, 2017. The Company continues to closely monitor its working capital position.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2017 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at July 31, 2018. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

2	Risks and Uncertainties

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company’s activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent a considerable amount of time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter a difficult transition process. The Company has implemented changes, as discussed in this report, as a result of the resignation of Steven Van Fleet in August 2018.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure. In future, foreign currency fluctuations could present a risk to the business.

3.	Commitments and Contingencies:

a)	Commitments:

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $144,178 CDN.

The Company has certain commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows:

(i)	Commitments due in less than 12 months – approximately $200,000; of which we expect to receive funding from our customers of approximately $260,000.
(ii)

The Company entered into a contract with an automotive Tier 1 supplier in 2013 for project development work at an overall cost of approximately $1.8 million. That project was suspended in 2015 and we have not yet recommissioned this work. The Company incurred $262,000 of costs on this project before it was suspended. If the project is reinstated the Company will incur the balance of these costs.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

b)	Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

4.	Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee consisting of two directors. Committee charters have been developed and have been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards at July 31, 2018. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

5.	Off-Balance Sheet Arrangements:

At July 31, 2018, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

6.	Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the nine months ended July 31, 2018, the Company reported a net loss and comprehensive loss of $2,061,375 (2017 - $2,707,701) and negative cash flow from operations of $919,189 (2017 - $1,942,193) measured as net loss from operations as reported adjusted for non-cash expenses included in net loss. The Company’s working capital deficiency as at July 31, 2018 is $4,522,501 (at October 31, 2017: $3,865,390).

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

The Company’s future success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

7.	Liquidity and Capital Resources:

Liquidity: We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2018 and subsequent to the end of the fiscal year, the Company continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects. A summary of financing raised in 2017-2018 is provided in Section II -3 of this document.

We have granted to our directors, officers and employees options to purchase shares at prices that are at or above market price on the date of grant. At July 31, 2018 there are 6,935,000 options outstanding at an average exercise price of $0.29 per share.

Capital Resources:

Our capital expenditures totaled $nil for the nine months ended July 31, 2018.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2018
PREPARED AS OF SEPTEMBER 29, 2018
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

VII.      SUBSEQUENT EVENTS

The Company reports the following subsequent events:

1.

Steven Van Fleet resigned as an officer and director of the Company on August 17, 2018 with an effective date of August 31st. As reported in the body of our current reporting, the Company has developed an alternative go forward business plan utilizing other resources.

2.	The Company issued approximately 3 million common shares upon the conversion of $106,000 of convertible debentures.

3.	3 debentures were renewed at their maturity dates representing a total of $118,000 $CDN denominated debentures ($91,450 USD).

4.	The Company secured 2 additional debentures denominated in $CDN for $125,000 (approximately $97,000 USD) and one US denominated debenture for $50,000.

*************************